                                                                    EXHIBIT 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

                        NOTICE OF ANNUAL GENERAL MEETING
                  AND AMENDMENT OF THE ARTICLES OF ASSOCIATION

NOTICE IS HEREBY GIVEN that the Board of Directors of Guangshen Railway Company Limited (the "Company") has resolved that the Annual General Meeting (the "AGM") of the Company is to be held at the meeting room of the Company at 3rd Floor, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China at 9:30 a.m. on 28 June 2007 (Thursday) to consider and, if thought fit, to pass the following matters (apart from items 9 as special resolutions, all other items as ordinary resolutions):

1. To consider and approve the work report of the Board of the Company for 2006;

2. To consider and approve the work report of the Supervisory Committee of the Company for 2006;

3. To consider and approve the audited financial statements of the Company for 2006;

4. To consider and approve the proposed profit distribution of the Company for 2006;

5.   To consider and approve the Company's budget for 2007;

6. To consider and approve the appointment of Deloitte Touche Tohmatsu CPA Ltd. as the Company's PRC auditors for 2007 and to authorize the Board and the Audit Committee to determine its remunerations;

7. To consider and approve the appointment of PricewaterhouseCoopers Certified Public Accountants as the Company's international auditors for 2007 and to authorise the Board and the Audit Committee to determine its remunerations;

8.   To consider and approve the remunerations for independent Directors;

9.   To:

     (a) approve the proposed amendments to the Articles of Association of the Company (Appendix); and

     (b) authorize the Board to do all such further acts and things and take all steps which in its opinion may be necessary, desirable and expedient to give effect to such amendments, including but not limited to application for approval of, registration of or filing the amendments with relevant governmental bodies of the PRC and Hong Kong and making further amendments as governmental bodies of the PRC may require; and

10.  To consider and approve any other businesses.

Notes:

1.   QUALIFICATION FOR ATTENDING THE MEETING

     Shareholders of the Company's H share whose names appear on the Register of Members of the Company kept by Hong Kong Registrar Limited at the close of business on 28 May 2007, or their proxies and shareholders of the Company's domestic share whose names appear on the Register of Members of the Company kept by China Securities Depository and Clearing Corporation Limited Shanghai Branch at the close of business on 28 May 2007, or their proxies are entitled to attend the AGM after necessary registry procedure.

2.   REGISTRY PROCEDURE FOR THE MEETING

     (a) Shareholders who intend to attend the AGM are requested to deliver the AGM attendance confirmation reply form to the registered address of the Company in person, by post or by facsimile on or before 8 June 2007.

     (b) Shareholders of the H shares of the Company should note that the Register of Members of the Company's H shares will be closed from 29 May 2007 to 28 June 2007 (both days inclusive), during which no transfer of H shares will be registered. To qualify for the final dividend of 2006 all transfer forms together with the relevant share certificates must be lodged with the Company's registrar, Hong Kong Registrar Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong by 4:00 p.m. on 28 May 2007.

3.   APPOINTING PROXIES

     (a) Each shareholder entitled to attend and vote at the AGM may appoint one or more individuals (whether a shareholder or not) as his proxies to attend the meeting and vote on his behalf.

     (b) Where a shareholder appoints more than one proxy, his proxies may only vote on a poll.

     (c) The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorised in writing. If the proxy form is signed by an attorney on behalf of the appointor, the power of attorney or other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or other authority (if any), must be delivered to the registered address of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).

     (d) Shareholders, or their proxies, are entitled to attend the meeting by presenting their identity cards or passports.

4.   OTHER BUSINESSES

     (a) Registry date and methods of dividend distribution of domestic shareholders shall be informed by other way.

     (b) The AGM is expected to last for half a day. Shareholders and proxies attending the AGM shall be responsible for their own traveling, accommodation and other related expenses.

Registered address of the Company:
No. 1052 Heping Road Shenzhen,
Guangdong Province
The People's Republic of China
Telephone: 86-755-25587920 or 25588146
Facsimile: 86-755-25591480

                                        By Order of the Board


                                        ----------------------------------------
                                        GUO XIANGDONG
                                        Secretary of Board of Directors

Shenzhen, the PRC
11 May 2007

As at the date of this announcement, the executive Directors are Mr. Wu Junguang, Mr. Yang Yiping and Mr. Yang Jinzhong; the non-executive Directors are Mr. Cao Jianguo, Mr. Wu Houhui and Mr. Wen Weiming; and the independent non-executive directors of the Company are Mr. Chang Loong Cheong, Ms. Deborah Kong and Mr. Wilton Chau Chi Wai.

                                    APPENDIX

According to the relevant content of the Index of Articles of Listing Companies (amendment in 2006) promulgated by China Securities Regulatory Commission on 16 March 2006, the Company proposes to amend its Articles of Association as follows:

1. Article 9 of the Articles of Association shall be deleted in its entirety and be replaced by the following:

     ARTICLE 9 These articles of association are binding on the Company and its shareholders, directors, supervisors, general manager, deputy general managers and other senior management; all of whom are entitled to claim rights concerning the affairs of the Company in accordance with these articles of association.

     These articles of association are actionable by a shareholder against the Company, by the Company against its shareholders, directors, supervisors, general manager, deputy general managers and other senior management, by shareholders against each other and by a shareholder against the directors, supervisors, general manager, deputy general managers and other senior management of the Company.

     The actions referred to in the preceding paragraph include court proceedings and arbitration proceedings.

     Other senior management specified in the first paragraph of this article includes the secretary of Board of Directors and the chief finance officer.

2. Article 25 of the Articles of Association shall be deleted in its entirety and be replaced by the following:

     ARTICLE 25 The Company may, based on its requirements for operation and development and in accordance with the relevant provisions of these articles of association, approve an increase of capital.

     The Company may increase its capital in the following ways:

     (1) offering new shares to non specially designated investors for subscription;

     (2)  issuing closed-door shares;

     (3)  placing new shares to its existing shareholders;

     (4)  distributing new shares to its existing shareholders;

     (5)  converting reserve into new share capital;

     (6) any other ways permitted by laws and administrative regulations and approved by China Securities Regulatory Commission.

     The Company's increase of capital by issuing new shares shall, after being approved in accordance with the provisions of these articles of association, be conducted in accordance with the procedures stipulated by relevant laws and administrative regulations of the State.

3. Article 28 of the Articles of Association shall be deleted in its entirety and be replaced by the following:

     ARTICLE 28 Shares certificates of the Company held by the promoters may not be transferred within one year from the date of the establishment of the Company. Shares of the Company held by the promoters prior to the public offering of shares of the Company may not be transferred within one year of the date on which the shares certificates of the Company are listed on domestic stock exchange.

     Directors, supervisors, managers and other senior management shall report to the Company on a regular basis as to the Company's shares held by them and their changes during their terms of office and they can transfer in aggregate no more than 25% of their shares of the Company each year. They may not transfer any shares of the Company held by them within one year of the date on which the shares certificates of the Company are listed on domestic stock exchange and within six months from the termination of their office.

4. Article 30 of the Articles of Association shall be deleted in its entirety and be replaced by the following:

     ARTICLE 30 Where a shareholder holding 5 per cent or more of the shares carrying the right to vote sells the shares certificates of the Company held by him within six months from the date of the acquisition of the shares or acquires again any shares of the Company within six months from the date of sale of the shares, the profits arising from such transactions shall belong to the Company.

     The provision in the preceding paragraph is applicable to the directors, supervisors, managers and other senior management of the Company.

     In the event that the board of directors of the Company does not execute the first paragraph under this Article, shareholders are entitled to request the board of directors to execute the same within thirty days. In the event that the board of directors of the Company does not execute the same within the prescribed period, shareholders are entitled to initiate litigation at the People's Court on his own behalf for the interests of the Company.

     In the event that the board of directors does not execute the first paragraph under this Article, the responsible directors shall jointly accept the liability in accordance with the law.

     In the event that the regulatory authorities at the place of listing of the overseas-listed foreign shares have different requirements, such requirements shall prevail. (Note)

5. Article 60 of the Articles of Association shall be deleted in its entirety and be replaced by the following:

     ARTICLE 60 The shareholders' general meeting shall have the following functions and powers:

     (1)  to decide on the Company's operational policies and investment plans;

     (2) to elect and replace directors who are not representatives of employees and decide on matters relating to the remuneration of directors;

     (3) to elect and replace the supervisors who are not representatives of employees and decide on matters relating to the remuneration of supervisors;

     (4)  to review and approve reports of the board of directors;

     (5)  to review and approve reports of the supervisory committee;

     (6) to review and approve the Company's proposed preliminary and final annual financial budgets;

     (7) to review and approve the Company's profit distribution plans and plans for making up losses;

     (8) to resolve any increase or reduction in the Company's registered capital;

     (9) to resolve matters such as merger, spin-off, dissolution, liquidation and form alteration of the Company;

     (10) to resolve the issue of debentures by the Company;

     (11) to resolve the appointment, dismissal and disengagement of the accounting firm;

     (12) to amend these Articles of Association;

     (13) to consider motions proposed by shareholder(s) who represent(s) 3 per cent or more of the total shares of the Company carrying the right to vote;

     (14) to review and approve the establishment of special committees, including the strategic, audit, nomination, remuneration and examination committees, as proposed by the board of directors;

     (15) to decide on other matters which require resolutions of the shareholders at a general meeting according to the relevant laws, administrative regulations and provisions of these Articles of Association;

     (16) to decide on matters which the board of directors may be delegated or authorized to deal with by the shareholders at a general meeting.

6. Article 63 of the Articles of Association shall be deleted in its entirety and be replaced by the following:

     ARTICLE 63 When the Company convenes a shareholders' general meeting, a written notice shall be given 45 days before the date of the meeting to notify all shareholders whose names are shown in the share register of the matters to be considered and the date and venue of the meeting. A shareholder who intends to attend the general meeting shall deliver his written reply concerning the attendance of the meeting to the Company 20 days before the date of the meeting.

7. Article 75 of the Articles of Association shall be deleted in its entirety and be replaced by the following:

     ARTICLE 75 Resolutions of shareholders' general meetings shall be divided into ordinary resolutions and special resolutions.

     To adopt an ordinary resolution, votes representing more than one half of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favour of the resolution in order for it to be passed.

     To adopt a special resolution, votes representing more than two thirds of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favour of the resolution in order for it to be passed.

     The shareholders (including proxies) present at the meeting shall expressly state their agreement with or objection or abstention to every matter to be determined by voting. A shareholder, whose vote is not filled or is wrongly filled or not filled in legible writing or is not voted, shall be considered abstaining from his voting rights. The shares held by him shall be counted as abstention.

8. Article 82 of the Articles of Association shall be deleted in its entirety and be replaced by the following:

     ARTICLE 82 The following matters shall be resolved by a special resolution at a shareholders' general meeting:

     (1) the increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities by the Company;

     (2)  the issue of debentures by the Company;

     (3)  the spin-off, merger, dissolution and liquidation of the Company;

     (4)  the amendments to these Articles of Association;

     (5)  the alteration of the form of the Company;

     (6) any acquisition or disposal within one year of material assets exceeding 30 per cent of the value of the latest audited total assets of the Company;

     (7) any other matters considered in the shareholders' general meeting, by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and which would need to be adopted by a special resolution.

9.   Article 83 of the Articles of Association shall be deleted in its entirety.

10. The first paragraph of Article 84 of the Articles of Association shall be deleted in its entirety and be replaced by the following:

     Related shareholders shall not vote while the general meeting considers resolutions about connected transaction. Their voting shares shall not be counted in the total valid voting amount. The announcement about resolutions of the general meeting shall fully disclose the voting details of non-related shareholders.

11. Article 85 of the Articles of Association shall be deleted in its entirety and be replaced by the following:

     ARTICLE 85 Shareholders requisitioning the convening of extraordinary general meetings of shareholders or class meetings shall abide by the following procedures:

     (1) Two or more shareholders holding in aggregate 10 per cent or more of the shares carrying the right to vote at the meeting sought to be held shall sign one or more counterpart requisitions stating the object of the meeting and requiring the board of directors to convene a shareholders' extraordinary general meeting or a class meeting thereof. The board of directors shall as soon as possible proceed to convene the extraordinary general meeting of shareholders or a class meeting thereof after receiving the requisition.

          The amount of shareholders referred to above shall be calculated as at the date of the deposit of the requisition in writing.

     (2) If the board of directors fails to issue a notice of such a meeting within 30 days from the date of the receipt of the requisition in writing, the requisitor may themselves convene such a meeting in a manner as similar as possible as that in which shareholders' meetings are to be convened by the board of directors within four months from the date of receipt of the requisition by the board of directors.

          Any reasonable expenses incurred by the requisitor by reason of the failure of the board of directors to duly convene a meeting shall be repaid to the requisitor by the Company and any sum so repaid shall be set off against sums owed by the Company to the directors in default.

12.  The following shall be added as Article 200:

     ARTICLE 200 This Articles of Association shall be explained by the Board of the Company.

Note: The proposed amended Article 30 is only applicable to holders of A shares of the Company